UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
  Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

News Corporation

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

65248E203

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 65248E203
1		NAMES OF REPORTING PERSONS
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
56,237,915
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
56,237,915
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,237,915
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
7%
12		TYPE OF REPORTING PERSON*
IN

**SEE INTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13G

CUSIP NO. 65248E203
1		NAMES OF REPORTING PERSONS
Kingdom 5-KR-146, Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
48,222,712
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 48,222,712
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,222,712 1/
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
6%
12		TYPE OF REPORTING PERSON*
CO

**SEE INTRUCTIONS BEFORE FILLING OUT.

1 /     Shares beneficially owned by Kingdom 5-KR-146, Ltd. are included in the shares beneficially owned by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud.

CUSIP NO.  65248E203

EXPLANATORY NOTE

This Amendment No. 2 amends and restates in its entirety the Schedule 13G filed on October 7, 2006, by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, as amended by Amendment No. 1 filed on February 4, 2009, relating to the shares of Class B common stock (the “Class B Shares”) of News Corporation.  This Amendment No. 2 also includes Kingdom 5-KR-146, Ltd. as a reporting person as a result of transfers of the Class B Shares among companies identified in Amendment No. 1 to this Schedule 13G.

Item 1	Name and Address of Issuer:

	(a)	Name of Issuer:

News Corporation (the "Issuer")

	(b)	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas
New York, New York 10036

Item 2	Name, Address and Citizenship of the Person Filing:

	(a)	Name of Person Filing:

This statement is being filed by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”), an individual.

The Class B Shares are owned by Kingdom 5-KR-134, Ltd. (“KR-134”), a Cayman Islands company, and Kingdom 5-KR-146, Ltd. (“KR-146”), a Cayman Islands company.  KR-134 owns 8,015,203 Class B Shares and KR-146 owns 48,222,712 Class B Shares.

KR-134 and KR-146 are wholly-owned subsidiaries of Kingdom 5-KR-11, Ltd., a Cayman Islands company (“KR-11”), which is wholly-owned by Kingdom Holding Company, a company organized in the Kingdom of Saudi Arabia (“KHC”).

HRH, as the majority shareholder of KHC, has the power to elect a majority of the directors of KHC and, through this power, has the power to appoint a majority of the directors of KR-11, and in turn KR-11, as sole shareholder of KR-134 and KR-146, has the power to appoint a majority of the directors of KR-134 and KR-146.  HRH is the sole director of KR-134 and KR-146.  Accordingly, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the Class B Shares held by KR-134 and KR-146.

This statement also is being filed by KR-146 as a result of transfers of Class B Shares among companies identified in Amendment No. 1 to this Schedule 13G.

CUSIP NO.  65248E203

	(b)	Address of Principal Business Office or, If None, Residence:

(i) HRH’s business address is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia.

(ii) KR-146’s registered office is:

Maples Corporate Services Limited P.O. Box 309 Ugland House George Town Grand Cayman KY1-1104 Cayman Islands

	(c)	Citizenship:

(i) HRH is a citizen of the Kingdom of Saudi Arabia.

(ii) KR-146 is a Cayman Islands company.

	(d)	Title of Class of Securities:

This filing relates to the shares of Class B Common Stock of the Issuer.

	(e)	CUSIP Number:

65248E203.

Item 3	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is:

Not Applicable.

Item 4	Ownership:

As of December 31, 2009, HRH beneficially owns in the aggregate 56,237,915 Class B Shares and KR-146 beneficially owns in the aggregate 48,222,712 Class B Shares (which shares are included in the shares beneficially owned by HRH).

	(a)	Amount Beneficially Owned:

HRH: 56,237,915 KR-146: 48,222,712

CUSIP NO.  65248E203

(b) Percent of class: 2/

HRH: 7% KR-146: 6%

(c) Number of shares to which such person has:

(i) Sole power to vote or to direct the vote:

HRH: 56,237,915
KR-146: -0-

(ii) Shared power to vote or to direct the vote:

HRH: -0-
KR-146: 48,222,712

(iii) Sole power to dispose or to direct the disposition of:

HRH: 56,237,915
KR-146: -0-

(iv) Shared power to dispose or to direct the disposition of:

HRH: -0-
KR-146: 48,222,712

Item 5	Ownership of Five Percent or Less of Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

2 /    Based on 798,520,953 Class B Shares outstanding as of November 2, 2009, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009.

CUSIP NO.  65248E203

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 2, 2010
/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

Kingdom 5-KR-146, Ltd.

	By:	/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
	Name:	HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
	Title:	President